Exhibit 99.1

Vermilion Energy Inc. Confirms Q2 2024 Release Date and Conference Call Details and Announces TSX Approval for Renewal of Normal Course Issuer Bid

CALGARY, AB, July 8, 2024 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) will release its 2024 second quarter operating and condensed financial results on Wednesday, July 31, 2024 after the close of North American markets. The unaudited interim financial statements and management discussion and analysis for the three months ended June 30, 2024 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, August 1, 2024 at 9:00 AM MST (11:00 AM EST). To participate, call 1-888-664-6383 (Canada and US Toll Free) or 416-764-8650 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-390-0541 (Canada and US Toll Free) or 1-416-764-8677 (International and Toronto Area) and using conference replay entry code 186140# from August 1, 2024 at 12:00 PM MST to August 15, 2024 at 12:00 PM MST.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3KZvTFT to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/L58NP7WPlRe. The webcast links, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

Renewal of Normal Course Issuer Bid

We are pleased to announce that the Toronto Stock Exchange ("TSX") has approved the notice of Vermilion's intention to commence a normal course issuer bid ("NCIB") through the facilities of the Toronto Stock Exchange ("TSX"), New York Stock Exchange and other alternative trading platforms in Canada and USA.

The NCIB allows Vermilion to purchase up to 15,689,839 common shares, representing approximately 10% of its public float as at June 28, 2024, over a twelve month period commencing on July 12, 2024. The NCIB will expire no later than July 11, 2025. The total number of common shares Vermilion is permitted to purchase on the TSX is subject to a daily purchase limit of 180,974 common shares, representing 25% of the average daily trading volume of 723,899 common shares on the TSX calculated for the six-month period ended June 30, 2024; however, Vermilion may make one block purchase per calendar week which exceeds the daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Vermilion.

In connection with the NCIB, Vermilion will enter an automatic purchase plan ("ASPP") with its designated broker to allow for purchases of its common shares during self-imposed blackout periods. Such purchases would be at the discretion of the broker based on parameters provided by the Company prior to any self-imposed blackout period or any period when it is in possession of material undisclosed information. The ASPP has been pre-cleared, as required by the TSX. Outside of these blackout periods, common shares may be purchased under the NCIB in accordance with Management's discretion.

Vermilion has a long history of returning capital to its shareholders as we have paid out over $40 per share in dividends since 2003. The Company anticipates returning 50% of excess free cash flow(1) to shareholders in 2024, primarily through the base dividend and share repurchases. Share repurchases continue to screen as one of the most compelling options for returning capital to shareholders as we believe our common shares are trading at a price that does not reflect the appropriate value of the company.

(1)	Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation cost and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used to determine the funding available to return to shareholders after costs attributable to normal business operations.

Under its prior NCIB, which runs from July 12, 2023 to July 11, 2024, the Company was allowed to purchase up to 16,308,587 common shares. As at June 28, 2024, Vermilion repurchased an aggregate of  7,451,594 common shares under its prior NCIB at a weighted average price of $16.27 per common share, excluding brokerage fees. The company purchased all common shares through the facilities of the TSX, the NYSE and alternative trading platforms in Canada and the United States.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 08-JUL-24